

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Ken Minor
Chief Financial Officer
Sonic Foundry, Inc.
222 W. Washington Ave.
Madison, WI 53703

       Re: Sonic Foundry, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2021
            File No. 000-30407

Dear Mr. Minor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing